CANADIAN NATURAL RESOURCES LIMITED

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS AND YEAR ENDED DECEMBER 31, 2023 AND 2022
FEBRUARY 28, 2024

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED BALANCE SHEETS

As at	Note	Dec 31 2023	Dec 31 2022
(millions of Canadian dollars, unaudited)
ASSETS
Current assets
Cash and cash equivalents		$877	$920
Accounts receivable		3,189	3,555
Inventory		2,034	1,815
Prepaids and other		471	215
Investments	6	525	491
Current portion of other long-term assets	7	71	61
		7,167	7,057
Exploration and evaluation assets	3	2,208	2,226
Property, plant and equipment	4	64,581	64,859
Lease assets	5	1,458	1,447
Other long-term assets	7	541	553
		$75,955	$76,142
LIABILITIES
Current liabilities
Accounts payable		$1,418	$1,341
Accrued liabilities		3,534	4,209
Current income taxes payable		—	1,324
Current portion of long-term debt	8	980	404
Current portion of other long-term liabilities	9	1,503	1,373
		7,435	8,651
Long-term debt	8	9,819	11,041
Other long-term liabilities	9	8,686	8,161
Deferred income taxes		10,183	10,114
		36,123	37,967
SHAREHOLDERS' EQUITY
Share capital	11	10,712	10,294
Retained earnings		28,948	27,672
Accumulated other comprehensive income	12	172	209
		39,832	38,175
		$75,955	$76,142
Commitments and contingencies (note 16)

Approved by the Board of Directors on February 28, 2024.

Canadian Natural Resources Limited	1	Three months and year ended December 31, 2023

CONSOLIDATED STATEMENTS OF EARNINGS

		Three Months Ended		Year Ended
(millions of Canadian dollars, except per common share amounts, unaudited)	Note	Dec 31 2023	Dec 31 2022	Dec 31 2023	Dec 31 2022
Product sales	17	$10,679	$11,012	$40,835	$49,530
Less: royalties		(1,126)	(1,323)	(4,867)	(7,232)
Revenue		9,553	9,689	35,968	42,298
Expenses
Production		2,056	2,309	8,480	8,712
Transportation, blending and feedstock		2,349	2,601	9,302	9,973
Depletion, depreciation and amortization	4,5	2,061	3,129	6,413	7,353
Administration		119	108	452	415
Share-based compensation	9	57	319	491	804
Asset retirement obligation accretion	9	91	82	366	281
Interest and other financing expense		117	76	636	549
Risk management activities (gain) loss	15	(24)	13	(2)	(35)
Foreign exchange (gain) loss		(265)	(185)	(279)	738
Loss (gain) from investments	6	34	(93)	(56)	(196)
		6,595	8,359	25,803	28,594
Earnings before taxes		2,958	1,330	10,165	13,704
Current income tax expense	10	505	399	1,879	2,906
Deferred income tax (recovery) expense	10	(174)	(589)	53	(139)
Net earnings		$2,627	$1,520	$8,233	$10,937
Net earnings per common share
Basic	14	$2.43	$1.37	$7.54	$9.64
Diluted	14	$2.41	$1.36	$7.47	$9.52
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three Months Ended		Year Ended
(millions of Canadian dollars, unaudited)	Dec 31 2023	Dec 31 2022	Dec 31 2023	Dec 31 2022
Net earnings	$2,627	$1,520	$8,233	$10,937
Items that may be reclassified subsequently to net earnings
Net change in derivative financial instruments designated as cash flow hedges
Unrealized income during the period, net of taxes of $nil (2022 – $nil) – three months ended; $nil (2022 – $1 million) – year ended	—	—	2	4
Reclassification to net earnings, net of taxes of $nil (2022 – $nil) – three months ended; $nil (2022 – $1 million) – year ended	—	—	(5)	(6)
	—	—	(3)	(2)
Foreign currency translation adjustment
Translation of net investment	(36)	(21)	(34)	212
Other comprehensive (loss) income, net of taxes	(36)	(21)	(37)	210
Comprehensive income	$2,591	$1,499	$8,196	$11,147

Canadian Natural Resources Limited	2	Three months and year ended December 31, 2023

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Year Ended
(millions of Canadian dollars, unaudited)	Note	Dec 31 2023	Dec 31 2022
Share capital	11
Balance – beginning of year		$10,294	$10,168
Issued upon exercise of stock options		372	442
Previously recognized liability on stock options exercised for common shares		435	387
Purchase of common shares under Normal Course Issuer Bid		(389)	(703)
Balance – end of year		10,712	10,294
Retained earnings
Balance – beginning of year		27,672	26,778
Net earnings		8,233	10,937
Dividends on common shares	11	(4,028)	(5,175)
Purchase of common shares under Normal Course Issuer Bid	11	(2,929)	(4,868)
Balance – end of year		28,948	27,672
Accumulated other comprehensive income (loss)	12
Balance – beginning of year		209	(1)
Other comprehensive (loss) income, net of taxes		(37)	210
Balance – end of year		172	209
Shareholders' equity		$39,832	$38,175

Canadian Natural Resources Limited	3	Three months and year ended December 31, 2023

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Three Months Ended		Year Ended
(millions of Canadian dollars, unaudited)	Note	Dec 31 2023	Dec 31 2022	Dec 31 2023	Dec 31 2022
Operating activities
Net earnings		$2,627	$1,520	$8,233	$10,937
Non-cash items
Depletion, depreciation and amortization	4,5	2,061	3,129	6,413	7,353
Share-based compensation		57	319	491	804
Asset retirement obligation accretion		91	82	366	281
Unrealized risk management (gain) loss		(7)	15	12	(28)
Unrealized foreign exchange (gain) loss		(276)	(203)	(260)	852
Loss (gain) from investments	6	40	(88)	(34)	(182)
Deferred income tax (recovery) expense		(174)	(589)	53	(139)
Realized foreign exchange loss (gain) (1)		—	7	—	(62)
Proceeds on settlement of cross currency swap		—	—	—	89
Abandonment expenditures	9	(149)	(100)	(509)	(449)
Other		(17)	(65)	5	(144)
Net change in non-cash working capital		562	517	(2,417)	79
Cash flows from operating activities		4,815	4,544	12,353	19,391
Financing activities
Repayment of bank credit facilities and commercial paper, net	8	(202)	—	—	(1,156)
Repayment of medium-term notes	8	(405)	(18)	(416)	(1,498)
Repayment of US dollar debt securities	8	—	(1,356)	—	(1,356)
Proceeds on settlement of cross currency swap		—	—	—	69
Payment of lease liabilities	5	(79)	(83)	(285)	(232)
Issue of common shares on exercise of stock options	11	98	110	372	442
Dividends on common shares		(980)	(834)	(3,891)	(4,926)
Purchase of common shares under Normal Course Issuer Bid	11	(1,549)	(746)	(3,318)	(5,571)
Cash flows used in financing activities		(3,117)	(2,927)	(7,538)	(14,228)
Investing activities
Net expenditures on exploration and evaluation assets	3,17	(12)	(9)	(44)	(33)
Net expenditures on property, plant and equipment	4,17	(963)	(1,224)	(4,865)	(5,103)
Net change in non-cash working capital		29	(29)	51	149
Cash flows used in investing activities		(946)	(1,262)	(4,858)	(4,987)
Increase (decrease) in cash and cash equivalents		752	355	(43)	176
Cash and cash equivalents – beginning of period		125	565	920	744
Cash and cash equivalents – end of period		$877	$920	$877	$920
Interest paid on long-term debt, net		$112	$131	$602	$613
Income taxes paid, net		$761	$575	$3,317	$3,057
(1)Consists of the realized foreign exchange gain on settlement of cross currency swap and the realized foreign exchange loss on repayment of US dollar debt securities in 2022.

Canadian Natural Resources Limited	4	Three months and year ended December 31, 2023

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts in millions of Canadian dollars, unless otherwise stated, unaudited)
1. ACCOUNTING POLICIES
Canadian Natural Resources Limited (the "Company") is a senior independent crude oil and natural gas exploration, development and production company. The Company's exploration and production operations are focused in North America, largely in Western Canada; the United Kingdom portion of the North Sea; and Côte d'Ivoire and South Africa in Offshore Africa.
The Oil Sands Mining and Upgrading segment produces synthetic crude oil through bitumen mining and upgrading operations at Horizon Oil Sands ("Horizon") and through the Company's direct and indirect interest in the Athabasca Oil Sands Project ("AOSP").
Within Western Canada in the Midstream and Refining segment, the Company maintains certain activities that include pipeline operations, an electricity co-generation system and an investment in the North West Redwater Partnership ("NWRP"), a general partnership formed to upgrade and refine bitumen in the Province of Alberta.
The Company was incorporated in Alberta, Canada. The address of its registered office is 2100, 855 - 2 Street S.W., Calgary, Alberta, Canada.
These interim consolidated financial statements and the related notes have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), applicable to the preparation of interim financial statements, including International Accounting Standard ("IAS") 34 "Interim Financial Reporting", following the same accounting policies as the audited consolidated financial statements of the Company as at December 31, 2022, except as disclosed in note 2. These interim consolidated financial statements contain disclosures that are supplemental to the Company's annual audited consolidated financial statements. Certain disclosures normally required to be included in the notes to the annual audited consolidated financial statements have been condensed. These interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements and notes thereto for the year ended December 31, 2022.
Critical Accounting Estimates and Judgements
The Company has made estimates, assumptions and judgements regarding certain assets, liabilities, revenues and expenses in the preparation of these interim consolidated financial statements, primarily related to unsettled transactions and events as of the date of these interim consolidated financial statements. Accordingly, actual results may differ from estimated amounts, and those differences may be material.
2. CHANGE IN ACCOUNTING POLICIES
In May 2023, the IASB issued amendments to IAS 12 "Income Taxes" related to the accounting for deferred taxes arising in those jurisdictions implementing the Organization for Economic Co-operation and Development's Pillar Two model rules ("Pillar Two Legislation"). The amendments were effective immediately and adopted in the second quarter of 2023 and did not have a significant impact on the Company's interim consolidated financial statements.
In May 2021, the IASB issued amendments to IAS 12 "Income Taxes" to require companies to recognize deferred tax on particular transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. The amendments were adopted on January 1, 2023 and did not have a significant impact on the Company's interim consolidated financial statements.
In February 2021, the IASB issued amendments to IAS 1 "Presentation of Financial Statements" to require companies to disclose their material accounting policy information rather than their significant accounting policies. To support this amendment the IASB also amended IFRS Practice Statement 2 "Making Materiality Judgements". The amendments were adopted on January 1, 2023 and did not have a significant impact on the Company's interim consolidated financial statements.

Canadian Natural Resources Limited	5	Three months and year ended December 31, 2023

3. EXPLORATION AND EVALUATION ASSETS

	Exploration and Production			Oil Sands Mining and Upgrading	Total
	North America	North Sea	Offshore Africa
Cost
At December 31, 2022	$2,026	$—	$98	$102	$2,226
Additions	45	—	3	—	48
Transfers to property, plant and equipment	(38)	—	—	(25)	(63)
Derecognitions and other	(2)	—	—	—	(2)
Foreign exchange adjustments	—	—	(1)	—	(1)
At December 31, 2023	$2,031	$—	$100	$77	$2,208
4. PROPERTY, PLANT AND EQUIPMENT

	Exploration and Production			Oil Sands Mining and Upgrading	Midstream and Refining	Head Office	Total
	North America	North Sea	Offshore Africa
Cost
At December 31, 2022	$81,075	$8,258	$4,332	$47,732	$474	$536	$142,407
Additions / Acquisitions	2,752	33	169	1,895	10	30	4,889
Transfers from exploration & evaluation assets	38	—	—	25	—	—	63
Change in asset retirement obligation estimates	199	525	18	193	—	—	935
Derecognitions (1)	(581)	—	—	(470)	—	—	(1,051)
Foreign exchange adjustments and other	—	(210)	(110)	—	—	—	(320)
At December 31, 2023	$83,483	$8,606	$4,409	$49,375	$484	$566	$146,923
Accumulated depletion and depreciation
At December 31, 2022	$55,835	$8,106	$3,277	$9,712	$198	$420	$77,548
Expense	3,592	40	177	1,856	15	24	5,704
Derecognitions (1)	(581)	—	—	(470)	—	—	(1,051)
Recoverability charge	—	436	—	—	—	—	436
Foreign exchange adjustments and other	(6)	(200)	(96)	7	—	—	(295)
At December 31, 2023	$58,840	$8,382	$3,358	$11,105	$213	$444	$82,342
Net book value
At December 31, 2023	$24,643	$224	$1,051	$38,270	$271	$122	$64,581
At December 31, 2022	$25,240	$152	$1,055	$38,020	$276	$116	$64,859
(1)An asset is derecognized when no future economic benefits are expected to arise from its continued use or disposal.

Canadian Natural Resources Limited	6	Three months and year ended December 31, 2023

Prevailing regulatory and economic conditions and the increasingly challenging commercial outlook in the United Kingdom, including the impact of higher natural gas and carbon costs, led the Company to assess the viability of its North Sea operations in 2022. Following a detailed review of its development plans, the Company determined that the Ninian field is no longer economic, de-booked crude oil reserves as at December 31, 2022 and is accelerating abandonment. As a result, the Company completed a recoverability assessment of its assets in the North Sea, and recognized a non-cash charge of $651 million (after-tax) related to the Ninian field property, plant and equipment, comprised of a recoverability charge of $1,620 million recognized in depletion, depreciation and amortization expense, net of deferred tax recoveries of $969 million.
As at December 31, 2023, as a result of revised project scope and the current cost environment, the Company recognized a non-cash charge of $113 million (after-tax) related to an increase in its estimate of the future abandonment costs for the Ninian field in the North Sea. The non-cash charge is comprised of a recoverability charge of $436 million recognized in depletion, depreciation and amortization expense, net of deferred tax recoveries of $323 million. The Company’s estimate of its asset retirement obligation liability, including the Ninian field recoverability charge and associated tax recoveries, is subject to revision in future periods as abandonment efforts progress.
As at December 31, 2023, the Company completed its normal course assessment of the recoverability of its other property, plant and equipment and exploration and evaluation assets, and determined the carrying amounts of all its cash generating units to be recoverable.
5. LEASES
Lease assets

	Product transportation and storage	Field equipment and power	Offshore vessels and equipment	Office leases and other	Total
At December 31, 2022	$912	$377	$97	$61	$1,447
Additions	27	218	49	23	317
Depreciation	(98)	(111)	(45)	(19)	(273)
Foreign exchange adjustments and other	(1)	(2)	(30)	—	(33)
At December 31, 2023	$840	$482	$71	$65	$1,458
Lease liabilities
The Company measures its lease liabilities at the discounted value of its lease payments during the lease term. Lease liabilities as at December 31, 2023 were as follows:

	Dec 31 2023	Dec 31 2022
Lease liabilities	$1,555	$1,540
Less: current portion	298	244
	$1,257	$1,296
Total cash outflows for leases for the three months ended December 31, 2023, including payments related to short-term leases not reported as lease assets, were $302 million (three months ended December 31, 2022 – $322 million; year ended December 31, 2023 – $1,325 million; year ended December 31, 2022 – $1,204 million). Interest expense on leases for the three months ended December 31, 2023 was $16 million (three months ended December 31, 2022 – $15 million; year ended December 31, 2023 – $64 million; year ended December 31, 2022 – $60 million).

Canadian Natural Resources Limited	7	Three months and year ended December 31, 2023

6. INVESTMENTS
As at December 31, 2023, the Company had the following investment:

	Dec 31 2023	Dec 31 2022
Investment in PrairieSky Royalty Ltd.	$525	$491
The loss (gain) from investment was comprised as follows:

	Three Months Ended		Year Ended
	Dec 31 2023	Dec 31 2022	Dec 31 2023	Dec 31 2022
Loss (gain) from investment	$40	$(88)	$(34)	$(182)
Dividend income	(6)	(5)	(22)	(14)
	$34	$(93)	$(56)	$(196)
The Company's 22.6 million common share investment in PrairieSky Royalty Ltd. does not constitute significant influence, and is accounted for at fair value through profit or loss, measured at each reporting date. As at December 31, 2023, the market price per common share was $23.20 (December 31, 2022 – $21.70).
7. OTHER LONG-TERM ASSETS

	Dec 31 2023	Dec 31 2022
Long-term prepayments, contracts and other (1)	$279	$269
Prepaid cost of service tolls	179	199
Long-term inventory	141	137
Risk management (note 15)	13	9
	612	614
Less: current portion	71	61
	$541	$553
(1)Includes physical product sales contracts, accrued interest on the deferred PRT recovery, and the unamortized portion of the Company's share bonus program.
The Company has a 50% equity investment in NWRP. NWRP operates a 50,000 barrels per day bitumen upgrader and refinery that processes approximately 12,500 barrels per day (25% toll payer) of bitumen feedstock for the Company and 37,500 barrels per day (75% toll payer) of bitumen feedstock for the Alberta Petroleum Marketing Commission ("APMC"), an agent of the Government of Alberta. The Company is unconditionally obligated to pay its 25% pro rata share of the debt component of the monthly fee-for-service toll over the 40-year tolling period until 2058 (note 16). Sales of diesel and refined products and associated refining tolls are recognized in the Midstream and Refining segment (note 17).
The carrying value of the Company's interest in NWRP is $nil, and as at December 31, 2023, the cumulative unrecognized share of the equity loss and partnership distributions from NWRP was $555 million (December 31, 2022 – $551 million). For the three months ended December 31, 2023, the Company's unrecognized share of the equity loss was $5 million (year ended December 31, 2023 – unrecognized equity loss of $4 million; three months ended December 31, 2022 – recovery of unrecognized equity losses of $37 million; year ended December 31, 2022 – recovery of unrecognized equity losses of $11 million).

Canadian Natural Resources Limited	8	Three months and year ended December 31, 2023

8. LONG-TERM DEBT

	Dec 31 2023	Dec 31 2022
Canadian dollar denominated debt, unsecured
Medium-term notes	$1,286	$1,702

US dollar denominated debt, unsecured
US dollar debt securities (December 31, 2023 – US$7,250 million; December 31, 2022 – US$7,250 million)	9,573	9,812
Long-term debt before transaction costs and original issue discounts, net	10,859	11,514
Less: original issue discounts, net (1)	11	13
transaction costs (1) (2)	49	56
	10,799	11,445
Less: current portion of long-term debt (1) (2)	980	404
	$9,819	$11,041
(1)The Company has included unamortized original issue discounts and premiums, and directly attributable transaction costs in the carrying amount of the outstanding debt.
(2)Transaction costs primarily represent underwriting commissions charged as a percentage of the related debt offerings, as well as legal, rating agency and other professional fees.
Bank Credit Facilities and Commercial Paper
As at December 31, 2023, the Company had undrawn revolving bank credit facilities of $5,450 million. Details of these facilities are described below. The Company also has certain other dedicated credit facilities supporting letters of credit.
▪a $100 million demand credit facility;
▪a $500 million revolving credit facility, maturing February 2025;
▪a $2,425 million revolving syndicated credit facility, maturing June 2025; and
▪a $2,425 million revolving syndicated credit facility, maturing June 2027.
During the third quarter of 2023, the Company extended its $500 million revolving credit facility, originally maturing February 2024, to February 2025.
During the second quarter of 2023, the Company extended its $2,425 million revolving syndicated credit facility, originally maturing June 2024, to June 2027.
Borrowings under the Company's revolving credit facilities may be made by way of pricing referenced to Canadian dollar bankers' acceptances, US dollar bankers' acceptances, SOFR, US base rate or Canadian prime rate.
The Company's borrowings under its US commercial paper program are authorized up to a maximum of US$2,500 million.
The Company's weighted average interest rate on total long-term debt outstanding for the year ended December 31, 2023 was 4.8% (December 31, 2022 – 4.3%).
As at December 31, 2023, letters of credit and guarantees aggregating to $446 million were outstanding (December 31, 2022 – $637 million).
Medium-Term Notes
In July 2023, the Company filed a base shelf prospectus that allows for the offer for sale from time to time of up to $3,000 million of medium-term notes in Canada, which expires in August 2025, replacing the Company's previous base shelf prospectus which would have expired in August 2023. If issued, these securities may be offered in amounts and at prices, including interest rates, to be determined based on market conditions at the time of issuance.
During the fourth quarter of 2023, the Company repaid $405 million of 1.45% medium-term notes.

Canadian Natural Resources Limited	9	Three months and year ended December 31, 2023

US Dollar Debt Securities
In July 2023, the Company filed a base shelf prospectus that allows for the offer for sale from time to time of up to US$3,000 million of debt securities in the United States, which expires in August 2025, replacing the Company's previous base shelf prospectus which would have expired in August 2023. If issued, these securities may be offered in amounts and at prices, including interest rates, to be determined based on market conditions at the time of issuance.
9. OTHER LONG-TERM LIABILITIES

	Dec 31 2023	Dec 31 2022
Asset retirement obligations	$7,690	$6,908
Lease liabilities (note 5)	1,555	1,540
Share-based compensation	780	832
Transportation and processing contracts	87	159
Risk management (note 15)	4	3
Other	73	92
	10,189	9,534
Less: current portion	1,503	1,373
	$8,686	$8,161
Asset Retirement Obligations
The Company's asset retirement obligations are expected to be settled on an ongoing basis over a period of approximately 60 years and discounted using a weighted average discount rate of 5.2% (December 31, 2022 – 5.6%) and inflation rates of up to 2% (December 31, 2022 – up to 2%). Reconciliations of the discounted asset retirement obligations were as follows:

	Dec 31 2023	Dec 31 2022
Balance – beginning of year	$6,908	$6,806
Liabilities incurred	25	20
Liabilities acquired, net	—	11
Liabilities settled	(509)	(449)
Asset retirement obligation accretion	366	281
Revision of cost, inflation and timing estimates (1)	621	897
Impact of regulatory changes (2)	—	982
Change in discount rates	314	(1,698)
Foreign exchange adjustments	(35)	58
Balance – end of year	7,690	6,908
Less: current portion	634	495
	$7,056	$6,413
(1)Includes normal course revisions of cost, inflation and timing estimates, as well as revisions related to the acceleration of the abandonment and subsequent cost estimate increases on future abandonment at the Ninian field assets in the North Sea in 2022 and 2023.
(2)Reflects changes to the estimated timing of settlement of the Company's asset retirement obligations due to provincial regulatory changes in Alberta, British Columbia, and Saskatchewan in 2022.

Canadian Natural Resources Limited	10	Three months and year ended December 31, 2023

Share-Based Compensation
The liability for share-based compensation includes costs incurred under the Company's Stock Option Plan and Performance Share Unit ("PSU") plans. The Company's Stock Option Plan provides current employees with the right to elect to receive common shares or a cash payment in exchange for stock options surrendered. The PSU plan provides certain executive employees of the Company with the right to receive a cash payment, the amount of which is determined with reference to the value of the Company's shares, and by individual employee performance and the extent to which certain other performance measures are met.
The Company recognizes a liability for potential cash settlements under these plans. The current portion of the liability represents the maximum amount of the liability payable within the next twelve month period if all vested stock options and PSUs are settled in cash.

	Dec 31 2023	Dec 31 2022
Balance – beginning of year	$832	$489
Share-based compensation expense	491	804
Cash payment for stock options surrendered and PSUs vested	(110)	(79)
Transferred to common shares	(435)	(387)
Other	2	5
Balance – end of year	780	832
Less: current portion	538	559
	$242	$273
10. INCOME TAXES
The provision for income tax was as follows:

	Three Months Ended		Year Ended
Expense (recovery)	Dec 31 2023	Dec 31 2022	Dec 31 2023	Dec 31 2022
Current corporate income tax – North America (1)	$487	$345	$1,853	$2,789
Current corporate income tax – North Sea	3	33	(6)	69
Current corporate income tax – Offshore Africa	20	23	73	74
Current PRT (2) – North Sea	(13)	(5)	(58)	(42)
Other taxes	8	3	17	16
Current income tax	505	399	1,879	2,906
Deferred corporate income tax	64	(148)	267	302
Deferred PRT (2) – North Sea	(238)	(441)	(214)	(441)
Deferred income tax	(174)	(589)	53	(139)
Income tax	$331	$(190)	$1,932	$2,767
(1)Includes North America Exploration and Production, Oil Sands Mining and Upgrading, and Midstream and Refining segments.
(2)Petroleum Revenue Tax.
As at December 31, 2022, the Company recognized deferred tax recoveries comprised of a deferred corporate income tax recovery of $528 million and a deferred PRT recovery of $441 million in connection with the Company's de-booking of its crude oil reserves and acceleration of the abandonment at the Ninian field in the North Sea (note 4).
As at December 31, 2023, the Company recognized deferred tax recoveries comprised of a deferred corporate income tax recovery of $118 million and a deferred PRT recovery of $205 million in connection with the increase in the Company's estimate of future abandonment costs for the planned decommissioning activities at the Ninian field in the North Sea (note 4).

Canadian Natural Resources Limited	11	Three months and year ended December 31, 2023

11. SHARE CAPITAL
Authorized
Preferred shares issuable in a series.
Unlimited number of common shares without par value.

	Year Ended Dec 31, 2023
Issued Common Shares	Number of shares (thousands)	Amount
Balance – beginning of year	1,102,636	$10,294
Issued upon exercise of stock options	9,822	372
Previously recognized liability on stock options exercised for common shares	—	435
Purchase of common shares under Normal Course Issuer Bid	(40,050)	(389)
Balance – end of year	1,072,408	$10,712
Dividends
The Company has paid regular quarterly dividends in each year since 2001. The dividend policy undergoes periodic review by the Board of Directors and is subject to change.
On February 28, 2024, the Board of Directors approved a 5% increase in the quarterly dividend to $1.05 per common share, beginning with the dividend payable on April 5, 2024.
On November 1, 2023, the Board of Directors approved an 11% increase in the quarterly dividend to $1.00 per common share. On March 1, 2023, the Board of Directors approved a 6% increase in the quarterly dividend to $0.90 per common share. On November 2, 2022, the Board of Directors approved a 13% increase in the quarterly dividend to $0.85 per common share. On August 3, 2022, the Board of Directors approved a special dividend of $1.50 per common share. On March 2, 2022, the Board of Directors approved a 28% increase in the quarterly dividend to $0.75 per common share, from $0.5875 per common share.
Normal Course Issuer Bid
On March 8, 2023, the Company's application was approved for a Normal Course Issuer Bid to purchase through the facilities of the Toronto Stock Exchange, alternative Canadian trading platforms, and the New York Stock Exchange, up to 92,296,006 common shares, representing 10% of the public float, over a 12-month period commencing March 13, 2023 and ending March 12, 2024.
For the year ended December 31, 2023, the Company purchased 40,050,000 common shares at a weighted average price of $82.86 per common share for a total cost of $3,318 million. Retained earnings were reduced by $2,929 million, representing the excess of the purchase price of common shares over their average carrying value. Subsequent to December 31, 2023, up to and including February 27, 2024, the Company purchased 4,000,000 common shares at a weighted average price of $85.54 per common share for a total cost of $342 million.
On February 28, 2024, the Board of Directors approved a resolution authorizing the Company to file a Notice of Intention with the TSX to purchase, by way of Normal Course Issuer Bid, up to 10% of the public float (as determined in accordance with the rules of the TSX) of its issued and outstanding common shares. Subject to acceptance of the Notice of Intention by the TSX, the purchases would be made through facilities of the TSX, alternative Canadian trading platforms, and the NYSE.
Share Split
On February 28, 2024, the Company's Board of Directors approved a resolution to subdivide the Company's common shares on a two for one basis, subject to shareholder approval and the Company having obtained all regulatory approvals, including TSX approval. The proposal will be voted on at the Company's Annual and Special Meeting of Shareholders to be held on May 2, 2024.

Canadian Natural Resources Limited	12	Three months and year ended December 31, 2023

Share-Based Compensation – Stock Options
The following table summarizes information relating to stock options outstanding as at December 31, 2023:

	Year Ended Dec 31, 2023
	Stock options (thousands)	Weighted average exercise price
Outstanding – beginning of year	31,150	$42.37
Granted	7,024	$80.17
Exercised for common shares	(9,822)	$37.84
Surrendered for cash settlement	(218)	$38.77
Forfeited	(1,929)	$50.86
Outstanding – end of year	26,205	$53.60
Exercisable – end of year	3,672	$42.14
The Stock Option Plan is a "rolling 7%" plan, whereby the aggregate number of common shares that may be reserved for issuance under the plan shall not exceed 7% of the common shares outstanding from time to time.
12. ACCUMULATED OTHER COMPREHENSIVE INCOME
The components of accumulated other comprehensive income, net of taxes, were as follows:

	Dec 31 2023	Dec 31 2022
Derivative financial instruments designated as cash flow hedges	$72	$75
Foreign currency translation adjustment	100	134
	$172	$209
13. CAPITAL DISCLOSURES
The Company has defined its capital to mean its long-term debt and consolidated shareholders' equity, as determined at each reporting date.
The Company's objectives when managing its capital structure are to maintain financial flexibility and balance to enable the Company to access capital markets to sustain its on-going operations and growth strategies. The Company primarily monitors capital on the basis of an internally derived financial measure referred to as its "debt to book capitalization ratio", which is the ratio of current and long-term debt less cash and cash equivalents divided by the sum of the carrying value of shareholders' equity plus current and long-term debt less cash and cash equivalents. The Company's internal targeted range for its debt to book capitalization ratio is 25% to 45%. The ratio may fall below or exceed the targeted range depending on the timing of acquisitions, the execution of the Company's capital program, and commodity price and foreign currency volatility. As at December 31, 2023, the ratio was below the target range at 19.9%.
Readers are cautioned that the debt to book capitalization ratio is not defined by IFRS and this financial measure may not be comparable to similar measures presented by other companies. Further, there are no assurances that the Company will continue to use this measure to monitor capital or will not alter the method of calculation of this measure in the future.

	Dec 31 2023	Dec 31 2022
Long-term debt	$10,799	$11,445
Less: cash and cash equivalents	877	920
Long-term debt, net	$9,922	$10,525
Total shareholders' equity	$39,832	$38,175
Debt to book capitalization	19.9%	21.6%
The Company is subject to a financial covenant that requires debt to book capitalization as defined in its credit facility agreements to not exceed 65%. As at December 31, 2023, the Company was in compliance with this covenant.

Canadian Natural Resources Limited	13	Three months and year ended December 31, 2023

14. NET EARNINGS PER COMMON SHARE

		Three Months Ended		Year Ended
		Dec 31 2023	Dec 31 2022	Dec 31 2023	Dec 31 2022
Weighted average common shares outstanding – basic (thousands of shares)		1,079,824	1,106,042	1,091,312	1,134,960
Effect of dilutive stock options (thousands of shares)		10,002	13,529	10,812	14,222
Weighted average common shares outstanding – diluted (thousands of shares)		1,089,826	1,119,571	1,102,124	1,149,182
Net earnings		$2,627	$1,520	$8,233	$10,937
Net earnings per common share	– basic	$2.43	$1.37	$7.54	$9.64
	– diluted	$2.41	$1.36	$7.47	$9.52
15. FINANCIAL INSTRUMENTS
The Company's financial instruments are comprised of cash and cash equivalents, accounts receivable, investments, risk management assets and liabilities, accounts payable, accrued liabilities, lease liabilities and long-term debt. These financial instruments, with the exception of investments and risk management assets and liabilities, are classified as financial assets and liabilities at amortized cost. Investments are classified as financial assets at fair value through profit or loss. Risk management assets and liabilities are classified as derivatives held for trading or as cash flow hedges.
The estimated fair values of derivative financial instruments in Level 2 at each measurement date have been determined based on appropriate internal valuation methodologies and/or third party indications, including quoted forward prices for commodities, foreign exchange rates, interest yield curves and other volatility factors.
The changes in estimated fair values of derivative financial instruments included in the risk management asset (liability) were recognized in the financial statements as follows:

Asset (liability)	Dec 31 2023	Dec 31 2022
Balance – beginning of year	$6	$55
Net change in fair value of outstanding derivative financial instruments recognized in:
Risk management activities (1) (2)	3	70
Foreign exchange	—	(119)
Balance – end of year	9	6
Less: current portion	8	—
	$1	$6
(1)Risk management assets and liabilities are disclosed in note 7 and note 9, respectively.
(2)In the fourth quarter of 2023, the Company entered into 50,000 MMBtu/d of US$1.82 AECO fixed price financial hedge contracts for the period of January to December 2024.
Net (gain) loss from risk management activities was as follows:

	Three Months Ended		Year Ended
	Dec 31 2023	Dec 31 2022	Dec 31 2023	Dec 31 2022
Net realized risk management gain	$(17)	$(2)	$(14)	$(7)
Net unrealized risk management (gain) loss	(7)	15	12	(28)
	$(24)	$13	$(2)	$(35)

Canadian Natural Resources Limited	14	Three months and year ended December 31, 2023

The carrying amounts of the Company's financial instruments approximated their fair value, except for fixed rate long-term debt. The Company's financial instruments are categorized as Level 1 with the exception of risk management assets and liabilities, which are categorized as Level 2. There were no transfers between Level 1, 2, and 3 financial instruments. The fair values of the Company's fixed rate long-term debt is outlined below:

	Dec 31, 2023
	Carrying amount	Level 1 Fair Value
Fixed rate long-term debt (1) (2)	$(10,799)	$(10,795)
(1)The fair value of fixed rate long-term debt has been determined based on quoted market prices.
(2)Includes the current portion of fixed rate long-term debt.
Financial Risk Factors
The Company's financial risks are consistent with those discussed in notes 1, 4 and 19 of the Company's audited financial statements for the year ended December 31, 2022.
a) Market risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company's market risk is comprised of commodity price risk, interest rate risk, and foreign currency exchange rate risk.
Commodity price risk management
The Company periodically uses commodity derivative financial instruments to manage its exposure to commodity price risk associated with the sale of its future crude oil and natural gas production and with natural gas purchases.
Interest rate risk management
The Company is exposed to interest rate price risk on its fixed rate long-term debt and to interest rate cash flow risk on its floating rate long-term debt. At December 31, 2023, the Company had no interest rate swap contracts outstanding.
Foreign currency exchange rate risk management
The Company is exposed to foreign currency exchange rate risk in Canada primarily related to its US dollar denominated long-term debt, commercial paper and working capital. The Company is also exposed to foreign currency exchange rate risk on transactions conducted in other currencies and in the carrying value of its foreign subsidiaries.
As at December 31, 2023, the Company had US$1,003 million of foreign currency forward contracts outstanding (December 31, 2022 – US$1,017 million), with original terms of up to 90 days, all of which were designated as derivatives held for trading.
b) Credit risk
Credit risk is the risk that a party to a financial instrument will cause a financial loss to the Company by failing to discharge an obligation.
Counterparty credit risk management
The Company's accounts receivable are mainly with customers in the crude oil and natural gas industry and are subject to normal industry credit risks. The Company manages these risks by reviewing its exposure to individual companies on a regular basis and where appropriate, ensures that parental guarantees or letters of credit are in place to minimize the impact in the event of default. As at December 31, 2023, substantially all of the Company's accounts receivable were due within normal trade terms.
The Company is also exposed to possible losses in the event of nonperformance by counterparties to derivative financial instruments; however, the Company manages this credit risk by entering into agreements with counterparties that are substantially all investment grade financial institutions. The carrying amount of financial assets approximates the maximum credit exposure.

Canadian Natural Resources Limited	15	Three months and year ended December 31, 2023

c) Liquidity risk
Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities.
Management of liquidity risk requires the Company to maintain sufficient cash and cash equivalents, along with other sources of capital, consisting primarily of cash flow from operating activities, available credit facilities, commercial paper and access to debt capital markets, to meet obligations as they become due. The Company believes it has adequate bank credit facilities to provide liquidity to manage fluctuations in the timing of the receipt and/or disbursement of operating cash flows.
As at December 31, 2023, the maturity dates of the Company's financial liabilities were as follows:

	Less than 1 year	1 to less than 2 years	2 to less than 5 years	Thereafter
Accounts payable	$1,418	$—	$—	$—
Accrued liabilities	$3,534	$—	$—	$—
Long-term debt (1)	$980	$1,584	$2,317	$5,978
Other long-term liabilities (2)	$302	$184	$428	$645
Interest and other financing expense (3)	$582	$518	$1,257	$3,362
(1)Long-term debt represents principal repayments only and does not reflect interest, original issue discounts and premiums or transaction costs.
(2)Lease payments included within other long-term liabilities reflect principal payments only and are as follows; less than one year, $298 million; one to less than two years, $184 million; two to less than five years, $428 million; and thereafter, $645 million.
(3)Includes interest and other financing expense on long-term debt and other long-term liabilities. Payments were estimated based upon applicable interest and foreign exchange rates as at December 31, 2023.
16. COMMITMENTS AND CONTINGENCIES
In the normal course of business, the Company has committed to certain payments. The following table summarizes the Company's commitments as at December 31, 2023:

	2024	2025	2026	2027	2028	Thereafter
Product transportation and processing (1)	$1,572	$1,595	$1,408	$1,358	$1,242	$13,380
North West Redwater Partnership service toll (2)	$158	$157	$139	$126	$130	$4,985
Offshore vessels and equipment	$36	$—	$—	$—	$—	$—
Field equipment and power	$38	$25	$23	$22	$22	$193
Other	$145	$111	$112	$25	$26	$355
(1)The Company's commitment for the 20-year product transportation agreement on the Trans Mountain Pipeline Expansion reflects interim tolls approved by the Canada Energy Regulator in the fourth quarter of 2023, and is subject to change pending the approval of final tolls.
(2)Pursuant to the processing agreements, the Company pays its 25% pro rata share of the debt component of the monthly fee-for-service toll. Included in the toll is $3,011 million of interest payable over the 40-year tolling period, ending in 2058 (note 7).
In addition to the commitments disclosed above, the Company has entered into various agreements related to the engineering, procurement and construction of its various development projects. These contracts can be cancelled by the Company upon notice without penalty, subject to the costs incurred up to and in respect of the cancellation.
The Company is defendant and plaintiff in a number of legal actions arising in the normal course of business. In addition, the Company is subject to certain contractor construction claims. The Company believes that any liabilities that might arise pertaining to any such matters would not have a material effect on its consolidated financial position.

Canadian Natural Resources Limited	16	Three months and year ended December 31, 2023

17. SEGMENTED INFORMATION

	North America				North Sea				Offshore Africa				Total Exploration and Production
	Three Months Ended		Year Ended		Three Months Ended		Year Ended		Three Months Ended		Year Ended		Three Months Ended		Year Ended
	Dec 31		Dec 31		Dec 31		Dec 31		Dec 31		Dec 31		Dec 31		Dec 31
(millions of Canadian dollars, unaudited)	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Segmented product sales
Crude oil and NGLs	4,451	4,124	17,375	20,755	163	228	435	623	176	153	577	694	4,790	4,505	18,387	22,072
Natural gas	560	1,234	2,375	4,931	2	4	7	13	13	8	51	55	575	1,246	2,433	4,999
Other income and revenue (1)	5	19	10	217	—	(3)	—	—	2	2	9	8	7	18	19	225
Total segmented product sales	5,016	5,377	19,760	25,903	165	229	442	636	191	163	637	757	5,372	5,769	20,839	27,296
Less: royalties	(585)	(725)	(2,443)	(3,918)	—	—	(1)	(1)	(18)	(21)	(57)	(71)	(603)	(746)	(2,501)	(3,990)
Segmented revenue	4,431	4,652	17,317	21,985	165	229	441	635	173	142	580	686	4,769	5,023	18,338	23,306
Segmented expenses
Production	830	983	3,617	3,754	129	196	342	437	47	36	141	114	1,006	1,215	4,100	4,305
Transportation, blending and feedstock	1,530	1,505	5,808	6,394	1	1	7	6	—	—	1	1	1,531	1,506	5,816	6,401
Depletion, depreciation and amortization	971	949	3,679	3,595	466	1,653	494	1,747	66	41	213	173	1,503	2,643	4,386	5,515
Asset retirement obligation accretion	58	51	234	171	12	10	46	33	2	2	8	7	72	63	288	211
Risk management activities (commodity derivatives)	7	12	24	18	—	—	—	—	—	—	—	—	7	12	24	18
Total segmented expenses	3,396	3,500	13,362	13,932	608	1,860	889	2,223	115	79	363	295	4,119	5,439	14,614	16,450
Segmented earnings (loss)	1,035	1,152	3,955	8,053	(443)	(1,631)	(448)	(1,588)	58	63	217	391	650	(416)	3,724	6,856
Non-segmented expenses
Administration
Share-based compensation
Interest and other financing expense
Risk management activities (other)
Foreign exchange (gain) loss
Loss (gain) from investments
Total non-segmented expenses
Earnings before taxes
Current income tax
Deferred income tax
Net earnings

Canadian Natural Resources Limited	17	Three months and year ended December 31, 2023

	Oil Sands Mining and Upgrading				Midstream and Refining				Inter–segment elimination and other				Total
	Three Months Ended		Year Ended		Three Months Ended		Year Ended		Three Months Ended		Year Ended		Three Months Ended		Year Ended
	Dec 31		Dec 31		Dec 31		Dec 31		Dec 31		Dec 31		Dec 31		Dec 31
(millions of Canadian dollars, unaudited)	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Segmented product sales
Crude oil and NGLs (2)	5,042	4,935	18,661	20,804	20	21	76	80	(23)	47	176	53	9,829	9,508	37,300	43,009
Natural gas	—	—	—	—	—	—	—	—	28	41	142	237	603	1,287	2,575	5,236
Other income and revenue (1)	3	(2)	5	149	236	205	926	906	1	(4)	10	5	247	217	960	1,285
Total segmented product sales	5,045	4,933	18,666	20,953	256	226	1,002	986	6	84	328	295	10,679	11,012	40,835	49,530
Less: royalties	(523)	(577)	(2,366)	(3,242)	—	—	—	—	—	—	—	—	(1,126)	(1,323)	(4,867)	(7,232)
Segmented revenue	4,522	4,356	16,300	17,711	256	226	1,002	986	6	84	328	295	9,553	9,689	35,968	42,298
Segmented expenses
Production	947	1,017	3,989	4,076	89	63	332	271	14	14	59	60	2,056	2,309	8,480	8,712
Transportation, blending and feedstock (2)	663	867	2,563	2,652	166	155	664	691	(11)	73	259	229	2,349	2,601	9,302	9,973
Depletion, depreciation and amortization	554	481	2,011	1,822	4	5	16	16	—	—	—	—	2,061	3,129	6,413	7,353
Asset retirement obligation accretion	19	19	78	70	—	—	—	—	—	—	—	—	91	82	366	281
Risk management activities (commodity derivatives)	—	—	—	—	—	—	—	—	—	—	—	—	7	12	24	18
Total segmented expenses	2,183	2,384	8,641	8,620	259	223	1,012	978	3	87	318	289	6,564	8,133	24,585	26,337
Segmented earnings (loss)	2,339	1,972	7,659	9,091	(3)	3	(10)	8	3	(3)	10	6	2,989	1,556	11,383	15,961
Non-segmented expenses
Administration													119	108	452	415
Share-based compensation													57	319	491	804
Interest and other financing expense													117	76	636	549
Risk management activities (other)													(31)	1	(26)	(53)
Foreign exchange (gain) loss													(265)	(185)	(279)	738
Loss (gain) from investments													34	(93)	(56)	(196)
Total non-segmented expenses													31	226	1,218	2,257
Earnings before taxes													2,958	1,330	10,165	13,704
Current income tax													505	399	1,879	2,906
Deferred income tax													(174)	(589)	53	(139)
Net earnings													2,627	1,520	8,233	10,937
(1)Includes the sale of diesel and other refined products in the Midstream and Refining segment, and other income.
(2)Includes blending and feedstock costs associated with the processing of third party bitumen and other purchased feedstock in the Oil Sands Mining and Upgrading segment.

Canadian Natural Resources Limited	18	Three months and year ended December 31, 2023

Capital Expenditures (1)

	Year Ended
	Dec 31, 2023			Dec 31, 2022
	Net expenditures	Non-cash and fair value changes (2)	Capitalized costs	Net expenditures	Non-cash and fair value changes (2)	Capitalized costs
Exploration and evaluation assets
Exploration and Production
North America	$41	$(36)	$5	$28	$(59)	$(31)
Offshore Africa	3	—	3	5	—	5
Oil Sands Mining and Upgrading	—	(25)	(25)	—	—	—
	44	(61)	(17)	33	(59)	(26)
Property, plant and equipment
Exploration and Production
North America	2,729	(321)	2,408	3,105	136	3,241
North Sea	33	525	558	126	177	303
Offshore Africa	169	18	187	119	(44)	75
	2,931	222	3,153	3,350	269	3,619
Oil Sands Mining and Upgrading	1,894	(251)	1,643	1,719	(843)	876
Midstream and Refining	10	—	10	9	(1)	8
Head Office	30	—	30	25	—	25
	4,865	(29)	4,836	5,103	(575)	4,528
	$4,909	$(90)	$4,819	$5,136	$(634)	$4,502
(1)This table provides a reconciliation of capitalized costs, reported in note 3 and note 4, to net expenditures reported in the investing activities section of the statements of cash flows. The reconciliation excludes the impact of foreign exchange adjustments.
(2)Derecognitions, asset retirement obligations, transfer of exploration and evaluation assets, and other fair value adjustments.

Segmented Assets

	Dec 31 2023	Dec 31 2022
Exploration and Production
North America	$30,058	$31,135
North Sea	602	378
Offshore Africa	1,380	1,322
Other	32	54
Oil Sands Mining and Upgrading	42,865	42,102
Midstream and Refining	856	979
Head Office	162	172
	$75,955	$76,142

Canadian Natural Resources Limited	19	Three months and year ended December 31, 2023

SUPPLEMENTARY INFORMATION
INTEREST COVERAGE RATIOS
The following financial ratios are provided in connection with the Company's continuous offering of medium-term notes pursuant to the short form prospectus dated July 2023. These ratios are based on the Company's interim consolidated financial statements that are prepared in accordance with accounting principles generally accepted in Canada.

Interest coverage ratios for the twelve month period ended December 31, 2023:
Interest coverage (times)
Net earnings (1)	17.0x
Adjusted funds flow (2)	28.0x
(1)Net earnings plus income taxes and interest expense; divided by interest expense.
(2)Adjusted funds flow (as defined in the Company's Management's Discussion and Analysis), plus current income taxes and interest expense; divided by interest expense.

Canadian Natural Resources Limited	20	Three months and year ended December 31, 2023